Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630

Tel: 949.672.7676

Timothy M. Leyden
Executive Vice President
Chief Financial Officer
March 12, 2008
VIA EDGAR AND BY FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Room 4561
450 Fifth St., N.W.
Washington, D.C. 20549
Attn: Kathleen Collins, Accounting Branch Chief

Re:	Western Digital Corporation
Form 10-K for the Fiscal Year Ended June 29, 2007
Form 8-Ks Filed on November 1, 2007 and January 23, 2008
File No. 0-8703
Ladies and Gentlemen:
     We received your letter dated February 27, 2008 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment.
Form 10-K for the Fiscal Year Ended June 29, 2007
General
1.	We note the disclosure in footnote 6 to the financial statements in your Form 10-K for the fiscal year ended June 29, 2007, that you had significant sales to “Europe, the Middle East and Africa” in each the fiscal years for which financial statements are provided in the Form 10-K. Your 10-K does not indicate specifically whether you sell to persons in Iran, Syria and Sudan, countries identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with Iran, Syria and Sudan. Your response should include descriptions of contacts through subsidiaries or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the three countries,

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March 12, 2008

as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.
Response:
Neither the Company nor any of its direct or indirect subsidiaries sells products to, engages in operations in or, to its knowledge, has other contacts with Iran, Syria or Sudan, whether currently or in the past. In addition, neither the Company nor any of such subsidiaries anticipates engaging in operations in or having contacts with these countries in the future.
The Company’s sales include sales of its products to distributors for resale to third parties. The Company’s distributor agreements prohibit the distributor from re-selling, marketing or distributing products outside of the territory designated in the agreements. Further, our distributor agreements require that distributors adhere to all provisions of the U.S. Export Administration Regulations (the “Export Regulations”) with respect to the re-export or other disposition of the Company’s products, and prohibit distributors from exporting or re-exporting (directly or indirectly) the Company’s products to any country specified in the Export Regulations as a prohibited destination. If the Company has not entered into a signed distributor agreement with a distributor, the Company sells its products to such distributor pursuant to standard terms and conditions of sale that also prohibit the distributors from selling products outside of a designated territory, require the distributor’s compliance with all provisions of the Export Regulations and prohibit any exporting to any country specified in the Export Regulations as a prohibited destination. The Company does not authorize, has not authorized and does not anticipate in the future authorizing a distributor to sell the Company’s products in Iran, Syria or Sudan.
2.	Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.
We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Similar legislation relating specifically to investment in companies that do business with Iran has been proposed by several other states. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stock of companies that do business with U.S.-designated state sponsors of

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terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Several states have adopted or are considering legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and other academic institutions have adopted similar investment policies. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with countries designated as state sponsors of terrorism.
Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian, Syrian or Sudanese government, or persons or entities controlled by any of those governments, receive cash or act as intermediaries in connection with your operations.
Response:
As described in the Company’s response to Comment No. 1 above, neither the Company nor any of its direct or indirect subsidiaries has operations in or, to its knowledge, other contacts in Iran, Syria, or Sudan.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34
3.	Reference is made to the tables on page 35 and on page 60, which present similar information. We note on page 35, you have a row labeled, “Europe,” and on page 60, the row is labeled, “Europe, the Middle East and Africa.” Please advise us why there are different labels for what appears to be similar information.
Response:
The captions referenced in the above comment refer to the same financial information, “Europe, the Middle East and Africa.” In future filings, the captions used in Management’s Discussion & Analysis of Financial Condition and Results of Operations will conform to the captions used in the footnotes to the financial statements wherever information is the same.

U.S. Securities and Exchange Commission
March 12, 2008

Note 1. Organization and Summary of Significant Accounting Policies
Reclassifications, page 56
4.	We note your disclosures regarding the reclassification adjustments in the Company’s Consolidated Statements of Cash Flows for the fiscal year ended June 29, 2007 and that the Company made similar adjustments in your Form 10-Qs for the quarterly periods ended March 30, 2007 and December 29, 2006. We also note that the reclassification adjustment was made to correctly reflect capital expenditures on a cash basis rather than an accrual basis, and it was discovered in the second quarter of fiscal 2007. Please tell us how you determined, at that time, that these adjustments were not material to the Company’s previously filed annual and quarterly financial statements and why you believed that amendments were not necessary. Tell us how you analyzed these adjustments pursuant to SAB 99.
Response:
Prior to making the adjustments, the Company evaluated the materiality of the adjustments in January 2007, pursuant to the guidelines contained in SAB 99, and at that time concluded that the adjustments were not material as the Company determined it was unlikely that the judgment of a reasonable person relying upon the previously issued reports would have been changed or influenced by these adjustments. The Company’s conclusion was based on an evaluation of both the quantitative and qualitative impact of the adjustments on the previously issued reports.
The Company operates in the technology industry, where we believe the primary investor constituency consists of sophisticated institutional technology investors. The Company believes that these investors focus primarily on revenue growth, earnings per share, industry analysts’ expectations of future growth in demand for hard drives in various markets, market share, new market penetration, technological advancements and competitor performance. None of these results were affected by the adjustments. The adjustments also did not affect the overall net change in cash and cash equivalents or beginning or ending cash and cash equivalents. Further, during the applicable periods, the Company had not paid, nor did it intend to pay dividends and did not have significant debt repayment obligations, factors which would have placed a higher degree of emphasis on cash flow. The Company believed the most prominent measure affected by the adjustments was cash flow from operations. A summary of our quantitative and qualitative analysis on cash flow from operations is set forth below.
Quantitative evaluation
Annual Filings. We evaluated the percentage impacts on originally reported cash flows from operations for each of the fiscal years 2004, 2005 and 2006 and determined that the impact, in each annual period, did not exceed 10% of the originally reported amounts as presented in the table below.
Quarterly Filings. We evaluated the percentage impact on each of the originally reported fiscal 2006 and 2007 year-to-date cash flows from operations included in our quarterly

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filings and determined that the impact on each fiscal 2006 year-to-date quarterly period and fiscal 2007’s first quarter, as presented in the table below, did not exceed 10% of the originally reported amounts.
The following table summarizes the impact of the adjustment to cash flow in each of the fiscal years 2004, 2005 and 2006, each of the fiscal 2006 year-to-date quarterly periods and fiscal 2007’s first quarter (dollar amounts in millions):

	Fiscal	Fiscal	YTD	YTD	YTD	Fiscal	YTD
	2004	2005	Q1’06	Q2’06	Q3’06	FY2006	Q1’07
Adjustment	$(16.9)	$(39.9)	$(0.2)	$9.2	$(7.9)	$(33.9)	$(12.5)

Original Amount	$190.0	$460.7	$39.6	$156.2	$275.2	$401.5	$127.8

As Adjusted	$173.1	$420.8	$39.4	$165.4	$267.3	$367.6	$115.3

Percentage Impact	-8.9%	-8.7%	-0.5%	5.9%	-2.9%	-8.4%	-9.8%
As presented in the table above, the impact of the adjustment in each of the fiscal years 2004, 2005 and 2006, each of the fiscal 2006 year-to-date quarterly periods and fiscal 2007’s first quarter did not exceed 10% of the originally reported amount. Given the amount of the adjustments and their relationship to the statement of cash flows and the other financial statements taken as a whole, the Company concluded that the adjustments were not quantitatively material to the originally reported amounts.
Qualitative evaluation
The Company also evaluated the qualitative impact of the adjustments, as required by SAB 99. The Company concluded that the adjustments were not material from a qualitative standpoint, as none of the key qualitative criteria outlined in SAB 99 were significantly impacted. A summary of that analysis is presented below.
•	Whether the misstatements involve concealments of an unlawful transaction. The adjustments were required in order to conform to GAAP and did not involve the concealment of any unlawful transaction.

•	Whether the misstatements have the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The Company did not award incentive compensation based solely on cash flows. During those periods for which cash flow measurements were included as a component in the

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determination of management compensation, the bonus payouts were not impacted by the adjustments.
•	Whether the misstatements mask a change in the earnings or other trends. As noted above, the impact on cash flow from operations did not exceed 10%. Also, there were no reporting periods for which operating cash flows would have been changed from positive to negative. Lastly, cash flow from operations less capital expenditures (“free cash flow”) was not impacted by the adjustments. Free cash flow is another relevant measure used to evaluate our performance.

•	Whether the misstatements hide a failure to meet analysts’ consensus expectations for the enterprise. To the best of our knowledge, there were no analysts’ consensus expectations for the Company with regard to cash flows.

•	Whether the misstatements change a loss into income or vice versa. The adjustments had no impact on the income statement. The Company did, however, consider whether the adjustments would result in operating cash flows changing from a positive to a negative number in any of the reporting periods. There were no periods in which this was the case.

•	Whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in its operations or profitability. This is not applicable as cash flow from operations relates to all areas of the business, and the Company reports in a single segment of reporting.

•	Whether the misstatements affect the Company’s compliance with regulatory requirements. The Company’s hard drive business does not operate in a regulated industry (e.g. banking, insurance, etc.).

•	Whether the misstatements affect the Company’s compliance with loan covenants or other contractual requirements. The adjustments did not affect compliance with any of the Company’s bank covenants or other contractual requirements.
Immaterial Misstatements that are Intentional. Until the Company changed its method of calculating cash used for capital additions, it had consistently reported this information on an accrual basis. No intentional misstatements were involved.

U.S. Securities and Exchange Commission
March 12, 2008

Other Components of the Statement of Cash Flows
Three other line items, identified below, on the statement of cash flows were impacted. However, the effect of the changes on these items was considered immaterial for the reasons discussed below. Except as discussed below, these categories are generally not individually discussed with investors.
Changes in accounts payable — this is part of the overall cash flow from operations total. The changes in accounts payable line item is not considered significant apart from its role within the cash flow from operations calculation.
Capital expenditures — as a use of cash, this category of spending is generally evaluated in relation to cash generated from operations during the period. The calculated amounts for free cash flow did not change as a result of the adjustments because the adjustments had equal and offsetting impact on both categories. While the Company periodically discusses capital spending with investors, those discussions generally focus on annual plans for capital additions (which were not affected by the adjustments) within the context of capacity expansion, technological improvements, etc.
Cash used in investing activities — this subtotal consists primarily of cash used for capital expenditures (see above). As such, this category is generally evaluated through a review of its components rather than as a total.
Conclusion
For the reasons outlined above, the Company concluded that it was unlikely that the judgment of a reasonable person relying upon the previously issued reports would have been changed or influenced by the inclusion of these adjustments and that it was not necessary to amend prior filings. In addition, the Company concluded that there was not a substantial likelihood that the adjustments would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available. Accordingly, the Company chose to change prior period financial statements for immaterial adjustments in the next applicable SEC filing. The provisions of SFAS 154 do not apply to immaterial issues. However, consistent with SAB 108 FAQ No. 12, the Company disclosed that its prior period financial statements had been adjusted for these immaterial amounts.
Item 9A. Controls and Procedures, page 70
5.	We note your disclosure that the Company’s Chief Executive Officer and Chief Financial Officer, concluded that the disclosure controls and procedures were effective as required by SEC Rule 13a-15(b). This reference is slightly more limited than what is called for under Rule 13a-15(e) of the Exchange Act and does not include the complete definition of disclosure controls and procedures. The rule requires, among other

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matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported within the time period specified in the Commission’s rule and forms” and to ensure that “information required to be disclosed by an issuer...is accumulated and communicated to the issuer’s management...as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all the requirements of this section and that you will conform your disclosure in future filings.
Response:
The Company hereby confirms that its disclosure controls and procedures for the relevant periods met the requirements of Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. In future filings, the Company will revise its disclosure as follows to clarify that the term “disclosure controls and procedures” has the meaning set forth in Rule 13a-15(e):
Revised Disclosure for Future Filings:
“As required by SEC Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K.
Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective.”
Form 8-Ks Filed on November 1, 2007 and January 23, 2008
6.	We believe the non-GAAP operating statement columnar format appearing in the Form 8-K filed on November 1, 2007 creates the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” In future press releases, please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one

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complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.
Response:
The Company completed a major acquisition during the quarter for which the non-GAAP information was provided and disclosed in its earnings press release included as Exhibit 99.1 to the Company’s Form 8-K furnished to the SEC on November 1, 2007. The Company presented this information to provide a reconciliation that could be used by analysts and investors to analyze the Company’s performance relative to historical results and previously provided guidance that had been provided on a stand-alone basis. While we do not believe that the information presented created the impression that the presented information was prepared under a comprehensive set of accounting rules or principles, we acknowledge the Staff’s comment. We have not since used this format and, in the future, the Company will consider alternative methods of presenting such reconciling information, such as those methods suggested by the Staff, where such reconciliations are desirable or useful.
7.	We note you present a non-GAAP measure (non-GAAP net income) that excludes acquired in-process research and development and non-recurring tax charges in your Form 8-K filed on January 23, 2008. Please tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we note that you have not provided a reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. Additionally, we note that you have not included the following disclosures related to this non-GAAP measure:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Please ensure that your response addresses our above concerns, and if you propose to change your disclosures, please provided us with your proposed disclosure.

U.S. Securities and Exchange Commission
March 12, 2008

Response:
We note your comment that we did not provide a reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. We direct your attention to the third full paragraph of page 2 of the earnings press release included as Exhibit 99.1 to the Company’s Form 8-K furnished to the SEC on January 23, 2008. The third full paragraph of the earnings press release included a narrative reconciliation of the differences between the GAAP net income and non-GAAP net income for the six-month period ended December 28, 2007. Specifically, the third paragraph of the press release states the GAAP net income and earnings per share for the six month period ended December 28, 2007 and the next sentence then states that, “[e]xcluding $49 million of non-recurring charges for acquired in-process research and development and $60 million of non-recurring tax charges in the first quarter, non-GAAP net income for the current six-month period was $483 million, or $2.15 per share.” The Company believes that the juxtaposition of the two sentences is a “clearly understandable method” for reconciling the differences between the non-GAAP financial measure and the most directly comparable GAAP financial measure and, therefore, satisfies the reconciliation requirement of Regulation G and Item 10(e) of Regulation S-K.
We also note your comment that we did not include certain disclosures related to the non-GAAP measure included in our press release. We direct your attention to the text of our disclosure contained in Item 2.02 of our Form 8-K dated January 23, 2008. There, in the second paragraph, the Company included the disclosure required by Item 10(e)(1)(i)(C) of Regulation S-K regarding the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of operations. Specifically, in the second paragraph of Item 2.02, the Company disclosed that it “believes that the non-GAAP measures presented in the press release and during the conference call are useful to investors as they provide an alternative method for comparing the Company’s operating performance against the prior period, excluding non-recurring charges of $49 million and $60 million for in-process research and development and taxes, respectively, which occurred during the first quarter of fiscal 2008.” The Company did not include the additional disclosure described in Item 10(e)(1)(i)(D) of Regulation S-K because the Company’s management did not, and does not, use the non-GAAP measures for the six month period ended December 28, 2007 for any purpose other than to facilitate prior-period comparability as described in the Form 8-K.
In the event the Company presents non-GAAP financial measures in future filings or disclosures, the Company intends to continue to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K.

U.S. Securities and Exchange Commission
March 12, 2008

As requested in the Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at 949-672-7676 (telephone) or 949-672-7589 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,
Western Digital Corporation

By: Name:	/s/ Timothy M. Leyden Timothy M. Leyden
Title:	Executive Vice President and Chief Financial Officer
cc:      Robert Plesnarski, Esq., O’Melveny & Myers LLP